FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Attached hereto is Registrant’s press release dated December 17, 2015, announcing that Gilat Wins Bid of $108 Million for a New Project in Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 17, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

Gilat Wins Bid of $108 Million for a New Project in Peru

This Award Brings the Total Projects Awarded to Gilat in Peru for Delivery of Rural Broadband Connectivity to
Approximately $400 Million

Petah Tikva, Israel – December 17, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported a new award by Peru’s Fitel (Fondo de Inversion en Telecomunicaciones / Telecommunications Investment Fund) of a regional telecommunications infrastructure project for $108 million, in the region of Cusco. This new project is in addition to the projects previously awarded to Gilat by Fitel in the regions of Huancavelica, Ayacucho and Apurimac and which are currently underway.
"The fact that Gilat was awarded an additional regional project by Fitel for $108 million testifies to the confidence placed in our ability to deploy massive telecommunications projects under challenging conditions. We continue to expand Gilat's ability to win and execute large-scale rural broadband connectivity projects, in accordance with Gilat's strategy" said Dov Baharav, Chairman and interim CEO of Gilat.

“On top of the bid, Gilat expects additional revenues to be generated by enabling cellular carriers to acquire network capacity to address the growing needs for voice, data, and internet in these regions”. Added Mr. Baharav.

“We have taken an additional step for the development of Peru. Today we start covering new villages with high speed broadband. I'm pleased because strategic alliances between public and private sectors are strengthening with those projects”. Added Mr. Jose Gallardo Ku , Minister of Transport and Communications.

About the Fitel Peru Award
Fitel’s regional initiative represents the complementary phase of the Peruvian National Fiber Backbone project, aimed to connect rural villages to broadband services. Within the framework of this phase, Gilat won the bid for a regional project – in Cusco located in the south of Peru.

The fiber-optic Transport networks will be built and immediately transferred to the Ministry of Telecommunications, while the Access networks based on wireless technologies will be built and operated for 10 years before being transferred to the Ministry.

In the frame of the Access network operation obligations, Gilat will connect about 615 public institutions and 371 remote villages to broadband services.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Tel: (972) 3 925-2000 Fax: (972) 3 925-2222 www.gilat.com

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com